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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF MAY, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F       X         Form 40-F
                           -----------               ------------

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                No        X
                     -----------        -----------

                (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                                                      [CHN LOGO]

                              NEWS RELEASE

                              For Immediate Release

                              CHN REACHES AGREEMENT FOR REQUIRED
                              DIVESTITURE OF HAY AND FORAGE INDUSTRIES


                For more      Racine, Wisconsin (May 2, 2000) - CNH Global
    information contact:      (N:CNH) announced today that it has reached an
                              agreement for the sale of its interest in Hay and
                              Forage Industries (HFI) to AGCO Corporation
    William B. Masterson      (N:AG), subject to approval of the U.S. Department
         01 262 636 5793      of Justice. The sale, which CNH agreed to under
                              terms set by the Department of Justice for approval of the business merger of Case
                              Corporation and New Holland in November 1999, will give AGCO sole ownership of HFI. Case and AGCO have been joint venture partners in HFI since
                              1991.

                              Under the agreement, AGCO will continue to provide Case IH-branded hay tool products to the Case IH distribution network until March 31, 2001. In addition, the companies have agreed to a long-term arrangement for the supply of parts for Case IH products produced at the HFI plant. CNH is currently developing a separate Case IH line of hay and forage products.

                              Full terms of the agreement were not disclosed. The closing of the transaction is expected within 30 days.

                              CNH is successfully working toward complying with all regulatory divestiture requirements in North America and Europe. The company recently reached an agreement with the A.R.G.O. Group in Italy for the sale of the New Holland facility in Breganze, Italy. The agreement is pending approval of the European Commission.

                              In February, CNH completed the divestiture of the Austrian commercial distribution rights of two of its compact tractor models to Lindner Traktorenwerk GesmbH, an Austrian agricultural machinery maker. CNH will continue to produce the Steyr model M-948 and M-958 and Case IH models CS 48/58 tractors at its Case Steyr plant in St. Valentin, Austria. Under terms of the divestiture agreement, the St. Valentin plant will supply these tractors to Lindner, who has agreed to sell these tractors to the Austrian Case IH and Steyr dealer networks under their respective brands. Lindner will also sell the tractors under its own brand through its own dealers. The agreement was approved by the European Commission and has already been implemented.



       - CNH Global N.V. Administrative Offices 700 State Street Racine,
                      WI 53404 U.S.A. http://www.cnh.com -



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                              "While addressing the requirements imposed by the
                              regulatory agencies, we have structured these agreements in a manner that enables our dealers and customers to continue to have access to these products. In support of our multiple-brand, multiple-distribution strategy, we are working on common platform designs of our major equipment lines to meet the long-term needs of our customers with new, propietary products that will further enhance their productivity and success," said Jean-Pierre Rosso, CNH chairman and chief executive officer. "We have had strong interest in all of the products and operations that we agreed to divest and our activities are proceeding as planned."

                              With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment and has one of the largest equipment finance companies in the world. Based in the United States, CNH has operations in 16 countries and sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH equipment is sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth moving equipment), New Holland, O&K and Steyr. CNH offers a range of financial services under the Case Credit, New Holland Credit, CNH Capital and Soris brands.


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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                                   CNH Global N.V.



                                                   By:  /s/ Kevin J. Hallagan
                                                       -------------------------
                                                       Kevin J. Hallagan
                                                       Assistant Secretary



         May 2, 2000